Issuer Free Writing Prospectus

Filed by: AutoNation, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-229818

AUTONATION, INC.

$500,000,000 4.750% SENIOR NOTES DUE 2030

PRICING TERM SHEET

May 19, 2020

This term sheet to the preliminary prospectus supplement dated May 19, 2020 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	AutoNation, Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	4.750% Senior Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$500,000,000

Net Proceeds (after underwriting discount and before expenses):	$494,145,000

Maturity Date:	June 1, 2030

Coupon:	4.750%

Public Offering Price:	99.479% of the principal amount, plus accrued interest, if any, from May 22, 2020

Yield to Maturity:	4.816%

Benchmark Treasury:	UST 0.625% due May 15, 2030

Spread to Benchmark Treasury:	+410 bps

Benchmark Treasury Yield:	0.716%

Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2020

Interest Payment Record Dates:	May 15 and November 15 of each year

Optional Redemption:	Make-whole call at any time prior to March 1, 2030 at a discount rate of the applicable Treasury Yield plus 50 basis points; callable at 100% at any time on or after March 1, 2030 (three months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	May 19, 2020

Settlement Date:

May 22, 2020 (T+3)

It is expected that delivery of the Notes will be made against payment therefor on or about May 22, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

CUSIP:	05329W AQ5

ISIN:	US05329WAQ50

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citizens Capital Markets, Inc. PNC Capital Markets LLC

Co-Manager:	TD Securities (USA) LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated May 19, 2020, that language or information is deemed modified accordingly as set forth above.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322 (email dg.prospectus_requests@baml.com) or J.P. Morgan Securities LLC collect at 1-212-834-4533 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 (email STRHdocs@SunTrust.com) or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (email wfscustomerservice@wellsfargo.com).